Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

August 9, 2013

Re:	AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 73 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on July 29, 2013 relating to the Registrant’s Post-Effective Amendment No. 73, filed on June 14, 2013 (“PEA No. 73”) for the purpose of registering shares of the Registrant’s Sage Core Reserves ETF (formerly, Institutional Cash Strategy ETF) (the “Fund”). For ease of reference, we have set forth below your comments followed by the Registrant’s responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s Registration Statement.

1.	Comment. Pursuant to Rule 2a-7 under the Investment Company Act of 1940, a fund’s name may not contain the term “cash” unless such fund is a money market fund or the equivalent of a money market fund. Therefore, please confirm that Fund shares were not sold with the reference to “cash” in the Fund’s name.

Response. The Registrant has changed the Fund’s name to AdvisorShares Sage Core Reserves ETF, and no shares of the Fund have been sold as of the date of this letter.

2.	Comment. Please confirm that the Fund, as described in PEA No. 73, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 73, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677), as well as the no-action letter issued by the Office of Exemptive Applications/Office of Investment Company Regulation issued December 6, 2012.

3.	Comment. For future 485(a) filings, please ensure that the Prospectus and SAI are complete prior to filing. Please include fees and expenses information in a Correspondence filing made prior to the Fund’s 485(b) filing.

AdvisorShares Trust

August 9, 2013

Response. We have confirmed that the Registrant will endeavor to file future 485(a) filings that are complete, including fees and expenses information, when doing so is both possible and practical. With respect to the Fund, the fees and expenses are as follows:

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.30%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.06%
TOTAL ANNUAL FUND OPERATING EXPENSES	0.36%
FEE WAIVER AND/OR EXPENSE REIMBURSEMENT(b)	0.01%
TOTAL ANNUAL FUND OPERATING EXPENSES AFTER FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	0.35%

(a)	Because the Fund is new, "Other Expenses" are based on estimated amounts for the current fiscal year.
(b)	AdvisorShares Investments, LLC (the "Advisor") has contractually agreed to reduce its fees and/or reimburse expenses in order to keep net expenses (excluding amounts payable to any plan in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, Acquired Fund Fees and Expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.35% of the Fund's average daily net assets for a year from the date of this Prospectus and for an indefinite period thereafter subject to annual approval by the AdvisorShares Trust Board of Trustees (the "Board"). The expense limitation agreement (i) may be terminated at any time by the Board and (ii) will be terminated upon termination of the investment advisory agreement between the Advisor and the Fund.

4.	Comment. Please disclose that the Fund’s contractual fee waiver will continue in effect for at least one year from the date of the Prospectus.

Response. We note that the Prospectus currently discloses that the contractual fee waiver will continue in effect for at least one year from the date of the Prospectus.

5.	Comment. Please augment the Fund’s “Principal Investment Strategies” section to incorporate the term “junk bond” into the discussion of the Fund’s investments in below-investment grade securities.

Response. We have revised the Fund’s Prospectus accordingly.

6.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objective.

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AdvisorShares Trust

August 9, 2013

The Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

Sincerely yours, /s/ Erica L. Zong Evenson Erica L. Zong Evenson

cc:	Noah Hamman
Dan Ahrens W. John McGuire, Esq. Laura E. Flores, Esq.